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FIRST AMENDMENT TO SUPPLY AGREEMENT

[*—Material has been omitted pursuant to a request for confidential treatment in accordance with Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material has been filed separately with the Securities and Exchange Commission.]

        This First Amendment to Supply Agreement (the "First Amendment") is made this 1st day of October, 2001 by and between TULLY'S COFFEE CORPORATION, a Washington corporation, doing business at 3100 Airport Way South, Seattle, Washington 98134, U.S.A. ("Seller"), and TULLY'S COFFEE JAPAN, LTD., a company organized under the laws of Japan, doing business at 3-4-1 Takanawa, Minato-ku, Tokyo, Japan ("Buyer").

RECITALS

        A.    On April 26, 2001, Seller and Buyer entered into that certain Tully's Coffee Supply Agreement (the "Supply Agreement") that sets forth the terms and conditions with respect to the purchase by Buyer and the sale by Seller of certain products to be used in connection with the operation of Tully's Stores in Japan (referred to herein as the "Territory").

        B.    The parties desire to amend the Supply Agreement to grant Buyer an option to acquire roasted coffee beans and ground coffee from an alternative source.

        NOW, THEREFORE, the parties hereto agree as follows:

AGREEMENT

        1.    The Supply Agreement is hereby amended as follows:

          1.1      Immediately following Section 2.3 of the Supply Agreement, new Sections 2.4, 2.5, 2.6, 3 and 4 shall be inserted as follows:

          2.4      Use of Alternative Source.    Notwithstanding anything to the contrary herein above, during the term of this Agreement, Buyer shall have the option to purchase roasted coffee beans and ground coffee on an exclusive basis from a third party vendor (the "Primary Vendor"), provided, however, that Buyer may retain one secondary vendor (the "Secondary Vendor") to roast no more than 20% of Buyer's roasted coffee beans and ground coffee requirements, if such Secondary Vendor meets all of Seller's requirements set forth below. No vendor, whether it is the Primary Vendor or Secondary Vendor may be selected to roast coffee beans unless such proposed vendor meets Seller's quality, service and cost standards for roasting and green beans, and such other standards as reasonably established by Seller from time to time (the "Roasting Standards"). Seller shall have the right to reject any vendor selected by Buyer to roast coffee beans if Seller reasonably determines that such vendor does not have the financial capacity, proper facilities, expertise or experience to perform all of the functions required to deliver roasted coffee beans and ground coffee to the Roasting Standards; provided that Seller shall provide Buyer with a written explanation and supporting documentation setting forth the grounds for rejection in reasonable detail. Buyer may not terminate or replace a vendor unless Buyer has selected a replacement vendor and such replacement vendor has not been rejected by Seller. Notwithstanding the foregoing, Seller and Buyer agree that Ueshima Coffee Company Ltd. ("UCC") shall be given the first right and opportunity to provide a proposal for an agreement to roast coffee for Buyer in the Territory, provided that UCC demonstrates its ability to meet the criteria set forth above. The term of the roasting agreement with UCC shall be one year. Buyer shall have the right to propose an alternative vendor to perform such roasting and if such alternative vendor submits a lower cost and meets the Roasting Standards and all other requirements of this section 2.4 and the existing Primary Vendor is unable to meet such lower cost, then such vendor shall replace the Primary Vendor under this Agreement. Any contract with a roasting source shall contain appropriate renewal options conditioned on (i) the continued performance to the roasting standards and compliance with other provisions of a roasting agreement that is approved by both the Buyer and the Seller, and (ii) the agreement of Seller and Buyer to renew. Without limiting the foregoing any such contract shall contain confidentiality and non-disclosure provisions reasonably acceptable to Seller. Subject to delivery of a non-disclosure agreement reasonably acceptable to Seller, Seller shall disclose to Buyer and any proposed vendor all recipes and blend standards required to allow a proposed vendor or roaster to make a roasting proposal to Buyer or allow Buyer to investigate the feasibility of roasting coffee beans and ground coffee by itself or through its wholly-owned subsidiary.

          2.5      Buyer's Roasting Right.    Nothing in this Agreement prohibits Buyer from roasting or causing its wholly owned subsidiary to roast coffee beans and ground coffee for its own use and sale to third parties pursuant to this Agreement so long as Buyer satisfies the Roasting Standards and all other requirements of Section 2.4. If Buyer, or its wholly owned subsidiary, at any time, becomes a roaster of coffee for its own use and sale, then Seller shall have the right to propose alternative vendors to perform such roasting and if (i) such alternative Vendor submits a lower cost and meets the Roasting Standards, and all other requirements of Section 2.4, and (ii) Buyer is unable to meet such lower cost, then such vendor shall replace Buyer as the vendor under this Agreement.

          2.6      Payments to Seller.    The parties agree that the payments to be made by Buyer to Seller under this Section 2.6 shall constitute compensation to Seller for Seller's agreement to surrender its right to be the exclusive supplier to Buyer of roasted coffee beans and ground coffee for sale in the operation of Tully's Stores in the Territory.

            a.    Cash Payment.    Buyer shall pay $4.2 million (US) in cash to Seller on October 1, 2001.

            b.    Stock Payment.    Within seven (7) days of the execution date of this First Amendment, Buyer shall hold a meeting of its Board of Directors and pass a resolution to issue 300 shares of common stock of Buyer (the "Stock") to Seller, on a day within sixty (60) days of the execution date of this First Amendment (the "Issue Date") at an aggregate price equal to the per-share market price as of the close of the stock market on the last business day or such other per-share price determined by the Board, multiplied by 300 (the "Issue Price"). Subject to Seller's submission to Buyer of a duly executed application for subscription of the Stock, no later than five (5) days prior to the Issue Date, Buyer shall remit an amount equal to the Issue Price to Seller's bank account in Japan (the "Account"). Within fourteen (14) days of the execution of this First Amendment, Seller shall provide Buyer with the information necessary to effect such remittance, and advise in writing of the name of its transfer agent (meigikakikae dairinin) in Japan. On the day immediately preceding the Issue Date, Seller shall remit the entire amount it receives from Buyer pursuant to this Section 2.6.b to a bank account designated by Buyer. Buyer shall deliver to Seller share certificates representing the stock as soon as practicably possible after the Issue Date. In the event that the Stock is not issued to Seller on the Issue Date due to Buyer's breach of this Section 2.6.b, Seller shall be entitled, at its option, to either (i) retain the entire amount in the Account, or (ii) require Seller to deliver the Stock.

            c.    Payment—Coffee Sales.    In the event Buyer acquires roasted coffee beans or ground coffee from a source other than directly from Seller, Seller shall receive a monthly payment equal to the sum of (1) and (2) below:

              (1)  For coffee purchased for retail stores operated pursuant to the Retail Rights (including all Buyer owned retail stores as well as all franchised or licensed retail stores), an amount equal to the greater of (x) 65% of the difference between [ * ] per pound and the Average Net Purchase Cost per pound from the roaster, and (y) [ * ] per pound, multiplied by the total number of pounds purchased for the month. For example, if the Average Net Purchase Cost per pound from the roaster to Buyer is [ * ] per pound, Buyer would pay Seller [ * ] per pound ([ * ] - [ * ] = [ * ] × 0.65 = [ * ]), multiplied by the total number of pounds purchased for the month.

              (2)  For coffee purchased for wholesale customers pursuant to the Wholesale Rights, an amount equal to the greater of (x) 65% of the difference between [ * ] per pound and the Average Net Purchase Cost per pound from the roaster, and (y) [ * ] per pound, multiplied by the total number of pounds purchased for the month. For example, if the Average Net Purchase Cost per pound from the roaster to Buyer is [ * ] per pound, Buyer would pay Seller [ * ] per pound ([ * ] - [ * ] = [ * ] × 0.65 = [ * ]), multiplied by the total number of pounds purchased for the month.

      As used herein, the phrase "Average Net Purchase Cost per pound" shall mean the total purchase cost of all pounds of coffee for a given month, net of all rebates and discounts, divided by the total pounds of coffee purchased for such month.

              (3)  The payment under this Section 2.6.c shall be subject to an annual minimum equal to 110% of the Base Year Amount compounded annually for the years 2 and 3 of this Agreement and compounded at 105% for the years 4, through 10 of this Agreement. The annual minimum for each subsequent year shall be equal to the annual minimum for the immediately preceding year adjusted upward or downward by the ratio of change of the CPI-Japan for the Beverage Subgroup for Ku-area of Tokyo (the "CPI") between January of the immediately preceding year and January of such year.    For purposes of this computation, the Base Year Amount shall be equal to the payment paid pursuant to this Section 2.6.b for the initial 12-month period of this Agreement (the "Base Year"). If the aggregate amount of payment paid for any given year is less than the annual minimum for such year, Buyer shall pay Seller the balance within 30 days after the end of such year. For purposes of this clause (3), the first 12-month period of this Agreement means the 12-month period commencing on the date of the First Amendment of this Agreement (October 1, 2001). Likewise, references to "years of this Agreement" refer to each subsequent 12-month period.

              (4)  The computation of Payment shall be completed monthly. If the average cost is above [ * ] or below [ * ] the payment amount shall be changed every six months to reflect "inflation or deflation" based upon the increase or decrease in the retail price of coffee sold in TCJ's retail stores as follows:

      The average retail price of all coffee items (i.e., Americano, Espresso, Drip Coffee, Whole Beans) for all sizes at the measurement date (the date the price increase is being computed) shall be compared to the average price from the previous measurement date and the percentage increase or decrease shall be added to one and multiplied by the payment per pound used during the previous six months and the resulting new payment per pound shall be used until the next measurement date. The initial measurement date shall be the date of the first shipment of coffee roasted from an "Alternative Source" as defined herein. For example:

	Beginning Cost	New Cost
12 OZ. Drip	[ * ]	[ * ]
16 OZ Drip	[ * ]	[ * ]
12 OZ. Americano	[ * ]	[ * ]
12 OZ Espresso	[ * ]	[ * ]
1 LB. Whole bean French Roast	[ * ]	[ * ]

Total	[ * ]	[ * ]

      The total of the beginning cost for each six month period is subtracted from the new cost ([ * ] - [ * ] = [ * ]). This total is divided by the beginning Cost total [ * ] / [ * ] = [ * ] or [ * ] and the resulting percentage is added to one [ * ] and this amount is multiplied by the then payment per pound being paid ([ * ] × [ * ] = [ * ]) and the resulting payment per pound becomes the payment used for the next six months. The same procedure would apply if the prices decline, provided, however, that the payment shall not go below the minimum of [ * ] for retail stores and [ * ] for wholesale. For example, if the beginning cost per pound was [ * ] and the new cost per pound was [ * ], the difference of [ * ] would be divided by [ * ] and the percentage decrease of [ * ] would reduce the payment per pound. For this example, if the beginning payment amount per pound was at [ * ], the adjusted payment per pound would be reduced by [ * ] per pound to [ * ] per pound.

      If the Average Purchase Price per pound is between [ * ] and [ * ] this adjustment factor will not be applied to the payment and it will be adjusted based on the actual roasted cost during the prior month as described in (1) and (2) above. The computation under this Section 2.6.c.4. shall be computed in Japanese yen by using the Japanese Yen—U.S. Dollar T.T.B. exchange rate offered by Mita branch of the Sanwa Bank as of each measurement date.

            d.    Payment and Reports.    Buyer agrees to report and pay the payments set forth in this Section 2 as follows:

              (1)      Reporting.    Within thirty (30) days after the end of each calendar month, Buyer will send Seller a written report on (i) coffee purchased under Section 2.6.c., and (ii) a computation of the payments due.

              ((2)    Payments.    Buyer agrees to pay the payments due by the time the report is due, i.e., within thirty (30) days after the end of each calendar month.

              (3)      Form of Payment.    Unless otherwise specified, all payments to be made under this Section 2 will be in United States Dollars and will be made by check or by wire transfer to a bank account specified by Seller in writing.

              (4)      Late Payments.    Late payments will accrue interest from the date due until paid in full at the lower of (x) a floating yearly rate equal to three percent (3%) plus the prime rate for short-term unsecured commercial loans announced from time to time by Bank of America, Seattle, Washington, USA and (y) the highest rate permitted by law.

              (5)      Performance Under Reservation of Rights.    For the avoidance of doubt, in the event of a dispute between the parties regarding any payment or performance due or claimed to be due under this Agreement or the Supply Agreement by Buyer, Buyer shall have the right to pay such amount or render such performance under a reservation of rights (by using the words "reservation of rights", "without prejudice", or "under protest") (i.e., any such payment or performance shall not be rejected by Seller on the basis that the reservation of rights renders it a conditional payment or performance, and any such payment or performance shall not prejudice the rights reserved).

              (6)      Indemnification.    Seller agrees to indemnify Buyer for any withholding taxes, including any interest and penalties (if any) validly assessed against Buyer by a Japanese taxing authority relating to payments to Seller under this Agreement.

          3.    Record Keeping.    Buyer agrees to make copies of all reports to Seller and copies of original agreements, bills and invoices containing the information needed to prepare them and to keep them for a period of at least three (3) years.

          4.    Audits; Quality Control Inspections.    Seller shall have the right, on a quarterly basis during the calendar year during the term of this License Agreement and on an annual basis for three (3) years thereafter, to have independent certified public accountants reasonably acceptable to Buyer audit all records that this Agreement requires Buyer to make and keep. All audits will be begun upon at least forty-eight (48) hours' prior notice. Seller and Buyer shall each pay one half of the auditors' fee for the first two (2) quarterly audits per calendar year. Seller shall be solely responsible for the auditor's fees for remaining two (2) quarterly audits. In the event that any audit shows a shortfall of more than five percent (5%) in any payment as reported or paid to

  Seller for the period under audit, Buyer will pay the entire auditor's fee for the examination that discloses such shortfall. All audits will be in confidence, and the auditors will disclose to Seller only the information necessary to verify payments due, and not Buyer's customer lists. In addition to any other inspection rights granted to Seller, Seller shall have the right, on a quarterly basis, to send a Seller employee to the Territory to assure quality control with respect to (i) Buyer's use of the Rights, and (ii) any Seller approved source of roasted coffee beans or ground coffee from sources other than Seller. Buyer shall pay the reasonable travel, lodging and living expenses of Seller's employee related to one of these inspections annually.

        2.    Except as specifically set forth in this First Amendment, the remaining terms and conditions of the Supply Agreement shall remain unchanged and shall remain in full force and effect. In the event of a conflict between the provisions of this First Amendment and the Supply Agreement, the provisions of this First Amendment shall prevail.

        3.    Following the execution of this First Amendment, the parties agree to continue to discuss, in good faith, the possibility of further changes to the Supply Agreement with respect to allowing Buyer to purchase certain Tully's Products other than roasted coffee beans and ground coffee from sources other than Seller.

        4.    This First Amendment may be executed in counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same document notwithstanding that both parties are no signatories to each counterpart. However, this First Amendment shall not be enforceable against a party until a counterpart has been executed by both parties.

        IN WITNESS WHEREOF, the parties hereto have executed this First Amendment as of the day and year first above written.

Executed as of the date set forth above.

SELLER:

TULLY'S COFFEE CORPORATION

By:
Marc Evanger, its President and CEO

BUYER:

TULLY'S COFFEE JAPAN, LTD.

By:
Kouta Matsuda, its President

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FIRST AMENDMENT TO SUPPLY AGREEMENT